As filed with the Securities and Exchange Commission on April 29, 1999.

                                                      Registration No. 333-_____
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          SAVOIR TECHNOLOGY GROUP, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                                       94-2414428
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                              --------------------
                            254 East Hacienda Avenue
                           Campbell, California 95008
                                 (408) 379-0177
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              --------------------
                                 P. SCOTT MUNRO
                     Chairman of the Board, President, Chief
                         Executive Officer and Secretary
                          SAVOIR TECHNOLOGY GROUP, INC.
                            254 East Hacienda Avenue
                           Campbell, California 95008
                                 (408) 379-0177
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:


      KATHARINE A. MARTIN                              MARC C. KRANTZ
         KENT E. SOULE                        KOHRMAN, JACKSON & KRANTZ P.L.L.
 PILLSBURY MADISON & SUTRO LLP                One Cleveland Center, 20th Floor
      2550 Hanover Street                           1375 East 9th Street
  Palo Alto, California 94304                       Cleveland, Ohio 44114
        (650) 233-4500                                 (216) 736-7204
                              --------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
             On a delayed or continuous basis pursuant to Rule 415.
                              --------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              --------------------

                         CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                        PROPOSED              PROPOSED
                                                                        MAXIMUM               MAXIMUM
            TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE PER        AGGREGATE              AMOUNT OF
         SECURITIES TO BE REGISTERED            REGISTERED               SHARE             OFFERING PRICE       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share....       1,764,914
                                                 shares(1)              $8.97(2)         $15,831,278.58(2)        $4,401.10(1)
===================================================================================================================================


(1) The prospectus included in this registration statement also relates to 4,482,542 shares of Common Stock registered on registration statement No.
     333-40599, 96,407 shares registered on registration statement No.
     333-53225, and 1,558,004 shares registered on registration statement No.
     333-61865. An aggregate filing fee of $18,159.62 has been paid previously with respect to the registration of the 6,136,953 shares included in such registration statements.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sale prices of Savoir's Common Stock on the Nasdaq National Market on April 22,
     1999.

                              --------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     The prospectus included in this registration statement also relates to registration statements Nos. 333-40599, 333-53225 and 333-61865.
================================================================================

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                             +
+     The information in this prospectus is not complete and may be changed.  +
+     The selling stockholders may not sell these securities until the        +
+     registration statement filed with the Securities and Exchange           +
+     Commission is effective. This prospectus is not an offer to sell these  +
+     securities and it is not soliciting an offer to buy these securities    +
+     in any state where the offer or sale is not permitted.                  +
+                                                                             +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION DATED APRIL 28, 1999
PROSPECTUS

                              7,901,867 SHARES

                       SAVOIR TECHNOLOGY GROUP, INC.

                                COMMON STOCK


     This prospectus relates to the resale from time to time of 7,901,867 shares of common stock, $.01 par value per share, of Savoir Technology Group, Inc. held by Savoir stockholders. The offering is not being underwritten.


     The shares being offered by the selling stockholders include:

     o 2,637,317 shares of common stock issued or issuable upon conversion of Savoir Series A Preferred Stock;

     o 1,121,250 shares of common stock issued or issuable upon the exercise of warrants issued in connection with the sale of the Series A Preferred Stock;

     o 112,125 shares of common stock issuable upon the exercise of warrants issued to the placement agents in connection with the private placement of the Series A Preferred Stock and the related common stock warrants;

     o 828,001 shares of common stock issued as dividends on the Series A Preferred Stock;

     o 500,000 shares of common stock issuable upon the exercise of warrants held by other Savoir securityholders; and

     o   2,703,174 other shares of common stock held by Savoir stockholders.

     The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

     The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. Savoir will not receive any of the proceeds from the sale of the shares.

     Savoir common stock is traded on the Nasdaq National Market under the symbol "SVTG." On April __, 1999, the last reported sale price of Savoir common stock reported on the Nasdaq National Market was $_____ per share.

                              ---------------


     INVESTING IN SAVOIR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 April __, 1999

     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

     YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. ALL REFERENCES TO "WE," "US," "OUR" OR "SAVOIR" IN THIS PROSPECTUS MEAN SAVOIR TECHNOLOGY GROUP, INC. AND ITS SUBSIDIARIES, EXCEPT WHERE IT IS MADE CLEAR THAT THE TERM MEANS ONLY THE PARENT COMPANY.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements regarding future events and Savoir's plans and expectations that involve risks and uncertainties. When used in this prospectus, the words "estimate," "project," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. Such statements are subject to risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Factors that may cause or contribute to such differences include, but are not limited to, those discussed below under "Risk Factors," as well as those discussed elsewhere in this prospectus and in the documents incorporated herein by reference. These forward-looking statements speak only as of the date hereof.

                              --------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

The Company.................................................................  3
Risk Factors................................................................  3
Proceeds from the Offering.................................................. 14
Income Tax Considerations................................................... 14
Selling Stockholders........................................................ 15
Plan of Distribution........................................................ 18
Legal Matters............................................................... 19
Experts..................................................................... 19
Where You Can Find More Information......................................... 19
Documents Incorporated by Reference......................................... 19

                                   THE COMPANY

     Savoir is a value-added wholesale distributor of commercial mid-range servers, peripheral equipment (including wireless networking equipment, storage products, printers and terminals) and software. Through our Mid-Range Systems Division, we primarily distribute commercial mid-range servers and related products to value-added resellers (known in the industry as "VARs") who generally incorporate commercial applications or other software and sell integrated computer systems to end-user customers. Through our Computer and Peripherals Group, we integrate and configure personal computers, workstations and departmental servers for original equipment manufacturers (also known as "OEMs"). We have a national presence served through four warehouse, distribution and integration centers, and maintain sales offices throughout the United States and Canada.

     Savoir was incorporated in California in 1975, and we changed our state of incorporation to Delaware in August 1997. Previously known as Western Micro Technology, Inc., we changed our name to Savoir Technology Group, Inc. in November 1997. Our principal executive office is located at 254 East Hacienda Avenue, Campbell, California 95008, and our telephone number is (408) 379-0177.


                                  RISK FACTORS

     INVESTING IN SAVOIR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ AND CONSIDER CAREFULLY THE FOLLOWING FACTORS BEFORE MAKING AN INVESTMENT DECISION.


WE ARE DEPENDENT UPON IBM AND A FEW OTHER VENDORS

     Our business, financial condition and results of operations are highly dependent upon our relationship with International Business Machines Corporation ("IBM") and upon the continued market acceptance of IBM commercial mid-range servers, storage products and other peripheral equipment. During the years ended December 31, 1996, 1997 and 1998, approximately 50%, 65% and 80%, respectively, of our net sales were generated from the sale of IBM products, and we expect the percentage to increase in 1999. Our agreement with IBM is non-exclusive and may be unilaterally modified by IBM upon 30 days' written notice, renews automatically but may be terminated by IBM upon written notice given not less than 90 days prior to the renewal date (January 1, 2001), provides no franchise rights and may not be assigned by us. The continued consolidation of wholesale distributors of commercial mid-range servers may also result in IBM raising the sales volume threshold required to maintain most favorable volume discount status. As part of our business strategy, and in order to maintain most favorable volume discount status with IBM, we have recently completed several acquisitions and we are actively engaged in an ongoing search for additional acquisitions. We are also seeking to make minority equity investments in potential large customers for similar purposes. However, we cannot assure you that we will be successful in completing any future acquisitions or in making any equity investments. If we are unable to complete other acquisitions or make equity investments, or are otherwise unable to increase our sales volume through internal growth, we could lose our most favorable volume discount status with IBM, which would, in turn, have a material adverse effect on our relationship with IBM and on our business, financial condition and results of operations. The occurrence of any of the following events could have a material adverse effect upon our business, financial condition and results of operations:

     o any disruption, change or termination in our relationship with IBM or in the manner in which IBM distributes its products;

     o the failure of IBM to develop new products which are accepted by our customers;

     o our failure to continue to achieve sufficient sales volumes of certain IBM products, or to maintain the required infrastructure, in each case as required to maintain most favorable volume discount status; and

     o   the addition of other wholesale distributors by IBM.

     The balance of our net sales is derived from the sale of products that we purchase from a limited number of other vendors. During the years ended December 31, 1996, 1997 and 1998, approximately 17%, 15% and 8%, respectively, of our net sales was derived from the sale of products manufactured by NCR Corporation and Unisys Corporation, collectively. To become an authorized distributor for these vendors, we typically enter into a non-exclusive agreement that is cancelable by either party upon 30 to 120 days' prior written notice. The occurrence of any of the following vendor-related events would have a material adverse effect upon our business, financial condition and results of operations:

     o any disruption, change or termination in our relationship with any such vendor or in the manner in which any such vendor distributes its products;

     o the failure of any such vendor to develop new products which are accepted by our customers;

     o our failure to continue to achieve sufficient sales volumes of certain vendors' products as required to maintain most favorable volume discount status; and

     o   the addition of other wholesale distributors by any such vendor.

     As is typical in our industry, we receive volume discounts and market development funds from most of our vendors. These volume discounts directly affect our gross profit. In addition, we typically use market development funds to offset a portion of our sales and marketing expenses. Any change in the availability of these discounts or market development funds or our failure to obtain vendor financing on satisfactory terms and conditions would have a material adverse effect on our business, financial condition and results of operations.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER

     Our quarterly net sales and operating results may vary significantly as a result of a variety of factors, including, but not limited to:

     o changes in the supply and demand for commercial mid-range servers, peripheral equipment, software and related services;

     o   the cost, timing and integration of acquisitions;

     o   the addition or loss of a key vendor or customer;

     o   the introduction of new technologies;

     o changes in manufacturers' prices, price protection policies or stock rotation (return) privileges;

     o   changes in market development or other promotional funds;

     o   product supply shortages;

     o   disruption of warehousing or shipping channels;

     o   inventory adjustments;

     o   increases in the amount of accounts receivable written off;

     o   price competition; and

     o changes in the mix of products sold through distribution channels and in the mix of products purchased by OEMs.

Our operating results could also be adversely affected by:

     o general economic and other conditions affecting the timing of customer orders and capital spending;

     o   a downturn in the market for commercial mid-range servers; and

     o   order cancellations or rescheduling.

In addition, historically a substantial portion of our net sales has been made in the last few days of a quarter. Our quarterly operating results are therefore difficult to predict and delays in the closing of sales near the end of a quarter could cause quarterly net sales to fall substantially short of anticipated levels and, to a greater degree, adversely affect profitability. Thus, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indication of our future performance. Our future operating results are expected to fluctuate as a result of these and other factors, which could have a material adverse effect on our business, financial condition and results of operations and on the price of our common stock. It is possible that in future periods our operating results may be below the expectations of securities analysts and investors. If this happens, it is likely that the market price of our common stock would be materially and adversely affected.

WE FACE SUBSTANTIAL COMPETITION

     The markets in which we operate are highly competitive. Competition is based primarily on:

     o   product availability;

     o   price;

     o   credit availability;

     o   speed of delivery;

     o   ability to tailor specific solutions to customer needs; and

     o breadth and depth of product lines and services, technical expertise and pre-sale and post-sale service and support.

Increased competition may result in further price reductions, reduced gross profit margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations.

     Through our Mid-Range Systems Division, we compete with national, regional and local distributors, including Gates/Arrow Commercial Systems, a division of Arrow Electronics, Inc., Hamilton Hall-Mark Computer Products, a subsidiary of Avnet, Inc., and Pioneer Standard Electronics, Inc. In some limited circumstances, we also compete with our own vendors.

     In the distribution of storage products, we compete with national, regional and local distributors. Through our Computers and Peripherals Group, we compete with contract manufacturers, systems integrators and assemblers of computer products. We have experienced, and expect to continue to experience, increased competition from current and potential competitors, many of which have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than we do. Accordingly, present or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. Competitors that are larger than Savoir may be able to obtain more favorable pricing and terms from vendors than we can. As a result, we may be at a disadvantage when competing with these larger companies. If we fail to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

SIRIUS COMPUTER SOLUTIONS, LTD. ACCOUNTS FOR 18% OF OUR NET SALES

     During the years ended December 31, 1997 and 1998, sales to Sirius Computer Solutions, Ltd. accounted for approximately 11% and 18%, respectively, of our net sales. Our sales to Sirius are made under the Industry Remarketer Affiliate Agreement between Savoir and Sirius dated as of September 30, 1997, under which we appointed Sirius as one of our industry remarketer affiliates for IBM products. This agreement provides that Sirius may not enter into any similar arrangement with any third party for the purpose of selling IBM products to its end-user customers and also provides a favorable pricing structure to Sirius. As a result, Sirius is expected to remain our largest customer for the duration of this agreement and to account for approximately the same percentage of our net sales in 1999 as it represented in 1998. The agreement with Sirius expires on December 31, 2000, but may be terminated earlier upon the happening of specified events. This agreement may not be unilaterally terminated by either Savoir or Sirius. Any disruption, change or termination of our relationship with Sirius or a reduction in Sirius's purchases from us could have a material adverse effect upon our business, financial condition and results of operations.

INTEGRATION OF ACQUIRED COMPANIES AND OUR BUSINESS MAY NOT BE SUCCESSFUL

     Since December 1994, we have completed ten acquisitions. The combination of our business and acquired businesses requires, among other things:

     o integration of the respective management teams and sales and other personnel;

     o   coordination of sales and marketing efforts;

     o conversion of computer systems (including inventory control, order entry and financial reporting); and

     o   integration of the businesses' products and physical facilities.

The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of operations will require the dedication of management resources which may temporarily divert attention away from the day-to-day business of the combined company. We cannot assure you that the required coordination and integration will be accomplished smoothly or successfully. Our inability to integrate successfully the operations of acquired businesses could have a material adverse effect on our business, financial condition and results of operations. In addition, during the integration phase, aggressive competitors may attempt to attract our customers and recruit our key employees. We cannot assure you that acquisitions will not materially and adversely affect the selling patterns of vendors and the buying patterns of our present and potential customers, and that any change in these patterns will not materially and adversely affect our business, financial condition and results of operations.

     Our ability to achieve the anticipated benefits of our acquisitions depends in part upon whether the integration of our business and any acquired business is accomplished in an efficient and effective manner, and we cannot assure you that this will occur. Our previous acquisitions and investments have placed and will, together with future acquisitions, continue to place, substantial demands on our management team and financial resources. The integration of the operations of acquired companies has on occasion been slower, more complex and more costly than we originally anticipated. We will encounter similar uncertainties and risks in any future acquisitions and investments. Although we expect to realize cost savings and sales enhancements as a result of the recent and proposed acquisitions, we cannot assure you that these savings or enhancements will be realized in full or when anticipated, or that any cost savings will not be offset by increases in other expenses.

WE MAY NOT BE ABLE TO COMPLETE THE FUTURE ACQUISITIONS AND EXPANSION THAT WE BELIEVE ARE IMPORTANT TO THE GROWTH OF OUR BUSINESS

     Acquisitions have played an important role in the implementation of our business strategy, and we believe that additional acquisitions are important to our growth, development and continued ability to compete effectively in the marketplace. We evaluate potential acquisitions and strategic investments on an ongoing basis. We cannot assure you as to our ability to compete successfully for available acquisition or investment candidates or to complete future acquisitions and investments or as to the financial effect on us of any acquired businesses or equity investments. Any future acquisitions and investments we might make may involve significant cash expenditures and may result in increased indebtedness, interest and amortization expense or decreased operating income, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, future growth will require additional financing to fund the working capital requirements of our business and to finance future acquisitions and strategic equity investments, if any. We cannot assure you that we will be able to raise financing on satisfactory terms and conditions, if at all. Should we be unable to implement successfully our acquisition and investment strategy, our business, financial condition and results of operations could be materially and adversely affected.

WE MAY HAVE DIFFICULTY IN MANAGING OUR GROWTH

     Since 1997, we have experienced significant growth in the number of our employees and in the scope of our operating and financial systems, resulting in increased responsibilities for our management. To manage future growth effectively, we will need to continue to improve our operational, financial and management information systems, procedures and controls and expand, train, motivate, retain and manage our employee base. We cannot assure you that we will be successful in managing any future expansion or identifying, attracting and retaining key personnel, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON KEY PERSONNEL

     Our future success depends in part on the continued service of our key management, technical, sales and marketing personnel and our ability to identify and hire additional personnel. Competition for qualified management, technical, sales and marketing personnel is intense and we cannot assure you that we can retain and recruit adequate personnel to operate our business. Our success is largely dependent on the skills, experience and efforts of our key personnel, particularly P. Scott Munro, Chairman of the Board, President, Chief Executive Officer and Secretary, and Carlton Joseph Mertens, II, Chief Executive Officer and President of our subsidiary, Business Partner Solutions, Inc., each of whom has entered into an employment agreement with us. The loss of either of these individuals or other key personnel could have a material adverse effect on our business, financial condition and results of operations. We maintain life insurance on Mr. Munro and Mr. Mertens in the amounts of $7.9 million and $10.0 million, respectively.

WE HAVE SIGNIFICANT FUTURE CAPITAL NEEDS, AND THE AVAILABILITY OF ADDITIONAL FINANCING IS UNCERTAIN

     Our operations to date have required substantial amounts of working capital to finance accounts receivable and product inventories. Although we believe that we have sufficient funds, or alternate sources of funds, to carry on our business as presently conducted through 1999, we will need to raise additional amounts through public or private debt or equity financings in order to achieve the growth contemplated by our business plan. We cannot assure you that additional financing of any type will be available on acceptable terms, or at all, and failure to obtain such financing could have a material adverse effect upon our business, financial condition and results of operations.

WE ARE DEPENDENT UPON THE AVAILABILITY OF CREDIT AND OUR PRESENT CREDIT FACILITY

     In order to obtain necessary working capital, we rely primarily on a line of credit that is collateralized by substantially all of our assets. The amount of credit available to us may be adversely affected by numerous factors beyond our control, such as:

     o delays in collection or deterioration in the quality of our accounts receivable;

     o   economic trends in the technology industry;

     o   the obsolescence of our inventory;

     o   interest rate fluctuations; and

     o   the lending policies of our creditors.

Any decrease or material limitation on the amount of capital available to us under our line of credit or other financing arrangements will limit our ability to fill existing sales orders or expand our sales levels and, therefore, would have a material adverse effect on our business, financial condition and results of operations. In addition, any significant increase in interest rates will increase our cost of financing and could have a material adverse effect on our business, financial condition and results of operations. We are dependent on the availability of accounts receivable financing on reasonable terms and at levels that are high relative to our equity base in order to maintain and increase our sales. We cannot assure you that such financing will continue to be available to us or available under terms acceptable to us. Our inability to have continuous access to such financing at reasonable costs would materially and adversely impact our business, financial condition, results of operations and cash flows.

     We have primarily funded our working capital requirements through a $125.0 million Inventory and Working Capital Agreement with IBM Credit Corporation. Borrowings under this credit facility are collateralized by substantially all of our assets, including accounts receivable, inventories and equipment. This credit facility provides that the outstanding interest-bearing cash advance balance is subject to interest at the annual rate of prime plus 1.875% (9.625% at December 31, 1998) and expires on August 31, 2000. IBM Credit Corporation may terminate this credit facility at any time upon the occurrence of, and subsequent failure to cure, an "Event of Default" (as that term is defined in the documentation for the credit facility). In the event of termination, the outstanding borrowings under the credit facility become immediately due and payable. The termination of this credit facility and our subsequent inability to secure a replacement credit facility on terms and conditions no less favorable than those contained in our present credit facility would have a material adverse effect on our business, financial condition and results of operations.

OUR PRESENT CREDIT FACILITY LIMITS OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS

     The terms of our credit facility with IBM Credit Corporation require that we obtain the consent of IBM Credit Corporation prior to incurring some types of additional indebtedness, including any additional senior or subordinated debt. We may incur additional indebtedness without IBM's consent through capital leases and general business commitments if the terms are commercially reasonable and consistent with our prior business practices. Our present credit facility and our anticipated cash flows may not provide funding sufficient to achieve the growth contemplated by our business plan. We may therefore need to obtain the consent of IBM Credit Corporation to incur additional indebtedness. While we have no reason to believe that IBM will not so consent, we cannot assure you that IBM Credit Corporation will give its consent. Failure to obtain IBM's consent or to obtain an alternate credit facility could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, PRICE REDUCTIONS AND INVENTORY RISK

     Since we acquire inventory in advance of product orders and shipments, there is a risk that we will forecast incorrectly and stock excessive or insufficient inventory of particular products. The markets for products that we sell are extremely competitive and are characterized by declining selling prices over the life of a particular product and rapid technological change. Therefore, our business, like that of other wholesale distributors, is subject to the risk that the value of our inventory will decline as a result of price reductions by manufacturers or due to technological changes affecting the usefulness or desirability of our product inventory. It is the policy of many manufacturers of technology products to protect wholesale distributors such as Savoir from the loss in value of inventory due to technological change or reductions in the manufacturers' prices. Under the terms of most of our distribution agreements, vendors will generally credit us for inventory losses resulting from the vendor's price reductions if we comply with the conditions set forth in those agreements. In addition, generally under such agreements, we have the right to return for credit or exchange for other products a portion of our slow moving or obsolete inventory items within designated periods of time. We cannot assure you that, in every instance, we will be able to comply with all necessary conditions or manage successfully our price protection or stock rotation opportunities, if available. Also, a manufacturer that elects to terminate a distribution agreement generally will repurchase its products carried in a wholesale distributor's inventory. These industry practices are sometimes not included in written agreements and do not protect us in all cases from declines in inventory value, excess inventory or product obsolescence. We cannot assure you that manufacturers will continue these protective practices or that we will be able to manage successfully our existing and future inventories. Historically, we have not experienced losses due to obsolete inventory in excess of established inventory reserves. Significant declines in inventory value in excess of established inventory reserves or dramatic changes in prevailing technology could have a material adverse effect on our business, financial condition and results of operations.

     IBM and some of the other major systems vendors have developed programs that allow us to assemble systems from components provided by the vendors. While we have developed the ability to integrate and configure computer products, the process of assembling large volumes of systems from components will require us to implement new business practices. It is uncertain how the vendors will apply policies related to price protection, stock rotation and other protections against the decline in inventory value of system components acquired for a system assembly program. We cannot assure you that we will be successful in the integration and configuration of computer products or that our vendors will apply price protection and stock rotation policies to our component inventories devoted to these programs.

OUR BUSINESS HAS LOW PROFIT MARGINS

     As a result of price competition, we have low gross profit and operating income margins. These low margins magnify the impact on operating results of variations in net sales and operating costs. We have partially offset the effects of our low gross profit margins by increasing net sales, availing ourself of large volume purchase discount opportunities and reducing selling, general and administrative expenses as a percentage of net sales. However, we cannot assure you that we will maintain or increase net sales, continue to avail ourselves of large volume purchase discount opportunities or further reduce selling, general and administrative expenses as a percentage of net sales. Future gross profit margins may be materially and adversely affected by changes in product mix, vendor pricing actions and competitive and economic pressures.

WE MAY EXPERIENCE PRODUCT SUPPLY SHORTAGES

     We are dependent upon the supply of products available from our vendors. From time to time, the industry has experienced shortages of some of the products that we distribute due to vendors' difficulty in projecting demand. When product shortages occur, we typically receive an allocation of product from the vendor. We cannot assure you that our vendors will be able to maintain an adequate supply of products to fulfill all of our orders on a timely basis. If we fail to obtain adequate product supplies, or if product supplies are available to competitors but not to us, it would have a material adverse effect on our business, financial condition and results of operations.

WE EXTEND CREDIT TO CUSTOMERS WITHOUT REQUIRING COLLATERAL

     We sell products to a broad geographic and demographic base of customers and offer unsecured credit terms to our customers. Sirius accounted for approximately 22% of our outstanding accounts receivable at December 31, 1998. No other single customer accounted for more than 5% of our outstanding accounts receivable at December 31, 1998. To reduce our credit risk, we perform ongoing credit evaluations of our customers, maintain an allowance for doubtful accounts and have credit insurance. Historically, we have not experienced losses from write-offs in excess of established reserves. Should our customers increase the rate at which they default on payments due to us, and should we be unable to collect our accounts receivable at a rate consistent with our present experience, it could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS IS SEASONAL

     The computer distribution industry experiences seasonal trends and, within each quarter, a substantial amount of product is generally sold in the last few days of the quarter. Our largest vendor, IBM, sells 35-40% of its products in the last calendar quarter, and the continuation of this pattern could have an effect on our quarterly net sales. Historically, a substantial portion of our net sales has been made in the last few days of a quarter. Due to our recent significant growth through acquisitions and our increased dependence on the sale of IBM products, sales variations may be magnified in the future and could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO EXPAND OUR SERVICE CAPABILITIES IS UNCERTAIN

     We are expanding the nature and scope of our value-added services. We cannot assure you that new value-added services will be integrated successfully with our commercial mid-range server and related products distribution business. If we are unable to provide value-added services effectively, we may be unable to compete for the business of customers that demand services as a condition to purchasing products from us. In addition, we will be subject to risks commonly associated with a value-added services business, including dependence on reputation, fluctuations in workload and dependence on the ability to identify, recruit and retain qualified technical personnel. The expansion of our value-added services is expected to require a significant capital investment, including an increase in the number of technical employees. We cannot assure you that difficulties encountered in connection with the expansion of our value-added services will not have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON THIRD-PARTY SHIPPERS

     We presently ship a majority of our products from our warehouses via Federal Express Corporation, but we also ship via United Parcel Service of America, Inc. and other common carriers. In addition, we sometimes drop-ship products from our vendors directly to our customers via these carriers. Changes in shipping terms or the inability of Federal Express, United Parcel Service or any other third-party shipper to perform effectively (whether as a result of mechanical failure, casualty loss, labor stoppage, other disruption or any other reason) could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we can maintain favorable shipping terms or replace our present shipping services on a timely or cost-effective basis.

OUR PLANNED INTERNATIONAL EXPANSION MAY NOT BE SUCCESSFUL

     One of the elements of our business strategy is to expand internationally. We have recently begun to distribute IBM's AS/400 products in Canada. We cannot assure you that we will be able to expand our international business successfully. Risks inherent in doing business on an international level include:

     o   management of remote operations;

     o   unexpected changes in regulatory requirements;

     o   export restrictions;

     o   tariffs and other trade barriers;

     o   difficulties in staffing and managing foreign operations;

     o   longer payment cycles;

     o   problems in collecting accounts receivable;

     o   political instability;

     o   fluctuations in currency exchange rates; and

     o   potentially adverse tax consequences.

Any of these risks could adversely impact the success of our international operations. We cannot assure you that difficulties encountered with one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, financial condition and results of operations.

WE ARE SUBJECT TO YEAR 2000 UNCERTAINTIES

     Many presently-installed computer systems and software products are coded to accept only two-digit entries in the date code year field. This date code field will need to distinguish 21st century dates from 20th century dates. Systems that do not properly recognize date information could generate erroneous data or cause a system to fail. We are in the process of conducting a Year 2000 compliance audit and developing and implementing a company-wide Year 2000 compliance project. The Year 2000 issue creates risks for us from problems in our own computer and embedded systems and from third parties, such as vendors and customers, with whom we deal on financial and other transactions. Failure of our and/or third parties' computer systems could have a material adverse effect upon our ability to conduct our business.

     We believe that our enterprise-wide business software system, which handles our most critical functions, including finance, inventory control, warehousing, shipping and receiving, logistics, purchasing, sales and order taking, is not subject to the Year 2000 problem. We are aware of a need to upgrade the associated database and hardware systems on which the software system runs. If the system as a whole fails to work on January 1, 2000 it could prevent us from controlling our inventory, taking orders, buying inventory and billing our customers. We are presently also inventorying and analyzing our remaining centralized computer and embedded systems, as well as our network data services, network hardware, networking equipment, voice-mail equipment and access and alarm systems, to identify any potential Year 2000 issues. We currently expect to complete substantially remediation and validation of our internal systems, as well as to develop contingency plans, by mid-1999.

     As part of our Year 2000 project, we are developing a plan for contacting our critical suppliers, manufacturers, distributors and other vendors to determine if their operations and the products and services that they provide to us are Year 2000 compliant. However, we cannot assure you that we will identify all Year 2000 problems in the products or computer systems of our vendors in advance of their occurrence or that our vendors will be able to successfully rectify any problems that are discovered. Absent written assurances of Year 2000 compliance by these third parties, we will assume non-compliance and will attempt to mitigate our risks with respect to these third parties by developing contingency plans. However, we cannot assure you that we can implement contingency plans in all instances or that our contingency plans will adequately serve the needs of our customers and other constituents.

     The estimated total cash expenditures required for the Year 2000 project are approximately $1.5 million, although it is possible that as we continue our audit and detect problems that are not currently known to us, additional expenditures may be incurred, which could be substantial. The total expense associated with our Year 2000 audit and required modifications to become Year 2000 compliant is not presently expected to be material to our business, financial condition and results of operations.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Any failure could materially and adversely affect our business, financial condition and results of operations. Due to the uncertainty inherent in the Year 2000 problem, resulting in part from the unknown state of Year 2000 readiness of third-party suppliers and customers, we are presently unable to determine whether we will be affected by any Year 2000 failures or whether any failure we experience will have a material adverse effect on our business, financial condition and results of operations.

WE HAVE NOT PAID AND DO NOT PRESENTLY INTEND TO PAY CASH DIVIDENDS ON SAVOIR COMMON STOCK

     We have never declared or paid a cash dividend on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business, including possible acquisitions, and we do not intend to pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other factors:

     o   future earnings and cash flow;

     o   operations;

     o   capital requirements;

     o   acquisitions and strategic investment opportunities;

     o   our general financial condition; and

     o   general business conditions.

Further, our ability to pay cash dividends is currently restricted by the terms of our credit facility with IBM Credit Corporation and the terms of the agreement by which we acquired Business Partner Solutions. The terms of future credit facilities or other agreements may also contain similar restrictions. In addition, our Certificate of Designation with respect to the Series A Preferred Stock prohibits the payment of dividends on our common stock unless and until dividends are paid on the Series A Preferred Stock in accordance with its terms.

IF WE ISSUE STOCK IN CONNECTION WITH FUTURE ACQUISITIONS, IT MAY RESULT IN DILUTION TO EXISTING STOCKHOLDERS

     In connection with acquisitions that we have completed, we expect to issue up to approximately 340,000 additional shares of our common stock based on the attainment of performance goals by the acquired businesses. In addition, we may issue additional shares of our common stock or other equity or convertible debt securities to effect future acquisitions or for other corporate purposes. Upon the issuance of additional capital stock, the percentage ownership of our stockholders will be reduced and stockholders may experience additional dilution.

OUR STOCK PRICE HAS BEEN VOLATILE HISTORICALLY

     The market price of our common stock has been and is likely to continue to be highly volatile and may be significantly affected by factors such as:

     o   Actual or anticipated fluctuations in our quarterly operating results;

     o   Announcements of technological innovations;

     o   Industry conditions and trends;

     o Changes in or our failure to meet the expectations of securities analysts and investors; and

     o   General market conditions and other factors.

It is possible that in some future quarter, our operating results may be below the expectations of securities analysts and investors. If this occurs, the price of our common stock would likely decline, perhaps substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought. We cannot assure you that similar litigation will not occur in the future with respect to us and our securities. Any litigation relating to our securities could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon our business, financial condition and results of operations.

PROVISIONS OF OUR CHARTER AND BYLAWS AND DELAWARE LAW MAY MAKE SAVOIR A LESS ATTRACTIVE ACQUISITION CANDIDATE

     Provisions of our Certificate of Incorporation and of our Bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of Savoir. These provisions could limit the price that investors may be willing to pay for shares of our common stock. We presently have 1,986,500 shares of Series A Preferred Stock and 10 shares of Series B Preferred Stock outstanding and, without any further vote or action by the stockholders, have the authority to issue up to an additional 8,013,490 shares of preferred stock and to determine the price, rights, preferences, qualifications, limitations and restrictions, including voting rights, of this additional preferred stock. The issuance of additional preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could delay or prevent a third party from acquiring a majority of our outstanding voting stock. Further, Section 203 of the General Corporation Law of Delaware prohibits us from engaging in various types of business combinations with interested stockholders. These provisions may delay or prevent a change in control of Savoir without action by the stockholders, and therefore could adversely affect the market price of our common stock.

                           PROCEEDS FROM THE OFFERING

     Savoir will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders.


                            INCOME TAX CONSIDERATIONS

     Each prospective purchaser should consult his or her own tax advisor with respect to the income tax issues and consequences of holding and disposing of Savoir common stock.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of April 1, 1999 regarding the beneficial ownership of Savoir common stock by each of the selling stockholders and the shares offered by this prospectus by those persons.


                                                Shares Beneficially Owned                           Shares Beneficially Owned
                                                  Prior to Offering(1)            Number of              After Offering(1)
                                                --------------------------       Shares Being       -------------------------
                                                  Number        Percent(2)         Offered            Number       Percent(2)
                                                ---------       ----------       ------------       ----------     ----------

Hymie Akst.................................         1,268           *                 1,268               --            *
Joan F. Albrecht...........................         1,352           *                 1,352               --            *
Neil T. Anderson...........................       106,742           *               106,742               --            *
Chaim I. Anfang............................         1,352           *                 1,352               --            *
Argonaut Investors Fund Ltd................         6,440           *                 6,440               --            *
Argonaut Partnership, L.P..................        11,952           *                11,952               --            *
Astoria Capital Partners L.P.(3)...........     1,207,522         10.08             441,922          765,600           6.39
Ballina Trading Services Limited...........         2,818           *                 2,818               --            *
Daniel M. Bogard Revocable Trust...........         3,793           *                 3,793               --            *
Richard M. Brooks..........................         2,818           *                 2,818               --            *
Michael E. Bushey and Martha L. Bushey.....         1,303           *                 1,303               --            *
Canpartners Investments IV, LLC(4).........       534,917          4.39             534,917               --            *
Central Fill Pharmacy, Inc.................         2,438           *                 2,438               --            *
Brian M. Chait.............................         1,303           *                 1,303               --            *
Phyllis J. Cohen...........................         1,689           *                 1,689               --            *
Commonwealth Life Ins. Co.
  (Teamsters - Cambden)....................       149,440          1.25             149,440               --            *
Irving Davies..............................         1,352           *                 1,352               --            *
Abraham Debbi..............................         2,818           *                 2,818               --            *
Jack Diener Living Trust...................         1,689           *                 1,689               --            *
Duck Partners, L.P.(5).....................        18,035           *                18,035               --            *
Burton I. Epstein and Elaine G. Epstein....         3,414           *                 3,414               --            *
Fahnestock & Co. Inc.......................        90,453           *                90,453               --            *
Dr. Edward R. Falkner Inc. Profit Sharing
  TR DTD 2-1970............................         1,307           *                 1,307               --            *
S. Marcus Finkle...........................        10,000           *                10,000               --            *
Fleming American Investment Trust..........       277,058          2.31             231,838           45,220            *
Gerstenhaber Investors L.P.................         2,559           *                 2,559               --            *
Dennis A. Gleicher.........................         3,414           *                 3,414               --            *
Gruber & McBaine International.............        84,157           *                24,157           60,000            *
Michael N. Gunnells (6)....................     1,106,587          9.32           1,106,587               --            *
John M. Harkins (6)........................     1,121,587          9.44           1,121,587               --            *
Larry Horn.................................         7,697           *                 7,697               --            *
J.M. Hull Associates, L.P.(5)..............        35,731           *                35,731               --            *
Hull Overseas, Ltd.(5).....................        35,550           *                35,550               --            *
IBM Credit Corporation.....................       100,000           *               100,000               --            *
JMG Capital Partners L.P...................       218,210          1.83             218,210               --            *
KA Investments LDC.........................        91,199           *                91,199               --            *
David J. Katz..............................         1,352           *                 1,352               --            *
Ivan Kaufman...............................        32,020           *                32,020               --            *
Kodiak Opportunity, L.P.(7)................        86,191           *                86,191               --            *
Kodiak Opportunity Offshore, Ltd.(7).......        71,145           *                71,145               --            *
Marvin Kogod & Muriel Kogod................         1,307           *                 1,307               --            *
Lagunitas Partners, L.P....................       239,123          2.01              81,123          158,000           1.33
Avy Lahav and Vered S. Lahav...............         1,303           *                 1,303               --            *
Janet Lehr.................................         5,121           *                 5,121               --            *
Moshe Levy.................................        42,983           *                42,983               --            *
Hanka Lew..................................         4,510           *                 4,510               --            *
Lew Lieberbaum & Co., Inc..................        21,672           *                21,672               --            *
Sheldon Lieberbaum.........................         2,818           *                 2,818               --            *
Richard A. Lippe...........................        23,018           *                23,018               --            *
William Lippe..............................        10,671           *                10,671               --            *
Marc Loveman, IRA..........................         1,303           *                 1,303               --            *
Michael G. Lucci...........................         1,393           *                 1,393               --            *
Arthur Luxenberg...........................         8,683           *                 8,683               --            *
Irwin Luxemberg and Michael Luxemberg......         1,352           *                 1,352               --            *

                                                        15


MDA Financial, Inc.........................         2,172           *                 2,172               --            *
Virginia Meade Trust.......................         1,122           *                 1,122               --            *
Carlton Joseph Mertens, II(8)..............       460,000          3.87             460,000               --            *
Beno Michel, M.D. Trust....................         1,200           *                 1,200               --            *
Microcap Partners, L.P.(9).................        60,520           *                32,020           28,500            *
Microcap Partners Limited Partnership
  (Astoria)(3).............................       314,891          2.64             219,891           95,000            *
Millennium Trading Co., LP.................         1,120           *                 1,120               --            *
Gee Gee Morgan.............................         1,085           *                 1,085               --            *
NAV LLC(9).................................        67,346           *                21,346           46,000            *
James M. Persky............................         1,159           *                 1,159               --            *
Pleiades Investment Partners, L.P.(9)......        91,120           *                32,020           59,100            *
Puck Trading Limited.......................         2,715           *                 2,715               --            *
R Capital II, Ltd.(10).....................           130           *                   130               --            *
R&J Trust Dtd 7-1-93.......................         1,348           *                 1,348               --            *
Gerald Richter IRA.........................            29           *                    29               --            *
Robert Fleming & Co........................       532,931          4.42             457,971           74,960            *
Robert Fleming Inc.........................       111,164           *                87,524           23,640            *
Francine Rodin.............................         1,125           *                 1,125               --            *
ROI Offshore Fund Ltd.(9)..................       231,002          1.94             120,802          110,200            *
ROI Partners, L.P.(9)......................       452,988          3.80             213,488          239,500           2.01
Robert Rosin...............................         1,204           *                 1,204               --            *
Corey K. Ruth..............................         5,121           *                 5,121               --            *
Jay Salomon and Bernice Salomon............           268           *                   268               --            *
Esther Schachner TTEE U/A DTD: 11/2/95.....         1,303           *                 1,303               --            *
Harry Schwartz.............................         8,963           *                 8,963               --            *
Mark Schwartz IRA..........................         6,829           *                 6,829               --            *
Scott's Cove Special Credits Fund I L.P....        82,581           *                32,081           50,500            *
Scott's Cove Special Credits Master Fund Inc.     167,117          1.40              92,137           74,980            *
Beverly Segal..............................         2,500           *                 2,500               --            *
Seneca Capital International Ltd...........         1,417           *                 1,417               --            *
Seneca Capital L.P.........................         2,126           *                 2,126               --            *
E. Donald Shapiro..........................         2,745           *                 2,745               --            *
Sidelmar Partnership(11)...................         1,348           *                 1,348               --            *
Irwin Simon................................         1,307           *                 1,307               --            *
SoundShore Partners L.P....................        21,346           *                21,346               --            *
Strome Hedgecap Limited(12)................        74,404           *                62,313           12,091            *
Strome Offshore Limited(12)................       309,445          2.59             252,760           56,685            *
Strome Partners, L.P.(12)..................       220,574          1.85             215,949            4,625            *
Strome, Susskind Hedgecap Fund, L.P.(12)...       347,685          2.91             264,969           82,716            *
Bruce Toll.................................        21,346           *                21,346               --            *
Triton Capital Investments Ltd.............        26,520           *                26,520               --            *
Wesley T. Wood.............................         1,303           *                 1,303               --            *

-------------

*      Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the selling stockholders and from our transfer agent. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Shares of our common stock receivable upon conversion of Series A Preferred Stock or upon exercise of warrants that are currently exercisable or exercisable within 60 days of April 1, 1999 are deemed to be outstanding and to be beneficially owned by the person presently entitled to exercise the right of conversion or exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 11,877,315 shares of our common stock outstanding as of April 1, 1999.

(3) A limited partnership controlled by Richard Koe. Mr. Koe disclaims beneficial ownership of these shares.

(4)    These shares are beneficially owned by Joshua S. Friedman, Mitchell R.
       Julis and R. Christian B. Evensen.


                                       16



(5)    These shares are beneficially owned by J. Mitchell Hull.

(6)    Mr. Gunnells is Vice President of S-390 Sales and Marketing of Savoir.
       Mr. Gunnells and Mr. Harkins received their respective shares as partial consideration for the sale of MCBA Systems, Inc., of which they were the sole shareholders, to Savoir in June 1998.

(7)    These shares are beneficially owned by Lee E. Mickles and Mark R. Miller.

(8)    Mr. Mertens is a director of Savoir, and is President of Business Partner
       Solutions, Inc., a wholly-owned subsidiary of Savoir. Savoir acquired
       Business Partner Solutions, Inc. (then named Star Management Services,
       Inc.) in September 1997 and Mr. Mertens received these shares in partial consideration for the sale to Savoir of his equity in Star Management
       Services, Inc. Prior to its acquisition, Mr. Mertens was Executive Vice
       President of Star Management Services, Inc.

(9)    A limited partnership controlled by Mitchell Soboleski and Mark Boyer.
       Messrs. Soboleski and Boyer disclaim beneficial ownership of these shares.

(10) A limited partnership controlled by Robert P. Saccogna. Mr. Saccogna disclaims beneficial ownership of these shares.

(11) A partnership controlled by Sidney Dworkin, who is the beneficial owner of these shares.

(12)   A limited partnership controlled by Strome Susskind Investment
       Management, L.P., of which SSCO, Inc. is the sole general partner. The
       Mark E. Strome Living Trust is the controlling shareholder of SSCO, and Mark E. Strome is the settlor and a trustee of the Trust.


     Because a selling stockholder may offer by this prospectus all or some part of the common stock which he or she holds, no estimate can be given as of the date hereof as to the amount of common stock actually to be offered for sale by a selling stockholder or as to the amount of common stock that will be held by a selling stockholder upon the termination of such offering.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of Savoir in making decisions with respect to the timing, manner and size of each sale. Sales of the shares may be effected by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or in negotiated transactions. The shares may be sold by means of one or more of the following methods:

     o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions in which the broker solicits purchasers;

     o in connection with short sales, in which the shares are redelivered to close out short positions;

     o in connection with the loan or pledge of shares covered by this prospectus to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     o   privately negotiated transactions; or

     o   in a combination of any of the above methods.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

     The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     Savoir has agreed to bear all expenses of registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

                                  LEGAL MATTERS

     Certain matters with respect to the legality of the securities offered by this prospectus will be passed upon for Savoir by Pillsbury Madison & Sutro LLP, 2550 Hanover Street, Palo Alto, California.


                                     EXPERTS

     The consolidated balance sheets of Savoir as of December 31, 1997 and 1998, and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet website at WWW.SEC.GOV that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     We have filed with the Commission four registration statements (which contain this prospectus) on Form S-3 under the Securities Act of 1933. The registration statements relate to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statements and the exhibits and schedules to the registration statements. Please refer to the registration statements and their exhibits and schedules for further information with respect to Savoir and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statements. You may read and obtain a copy of the registration statements and their exhibits and schedules from the Commission, as described in the preceding paragraph.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act or 1934 until this offering is completed. The documents we incorporate by reference are:

     o Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998; and

     o The description of the our capital stock contained in our registration statement on Form S-2 (Registration Statement No. 333-47965), including any amendments and reports filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

                       Savoir Technology Group, Inc.
                       254 East Hacienda Avenue
                       Campbell, California 95008

                       Attn: Secretary
                       Telephone: (408) 379-0177

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by Savoir in connection with the sale and distribution of the securities being registered hereby. The selling stockholders will not share in the payment of any portion of these expenses. The table omits any applicable selling commissions or discounts, which are payable solely by the selling stockholders. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee...................................    $         4,401.10
Printing expenses......................................              1,000.00
Legal fees and expenses................................             10,000.00
Accounting fees and expenses...........................              5,000.00
Transfer agent and registrar fees......................              1,000.00
Miscellaneous..........................................              1,000.00
                                                           ------------------
               Total...................................    $        22,401.10
                                                           ==================


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware GCL") permits Savoir's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of Savoir, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Savoir's Certificate of Incorporation and Bylaws provide for indemnification of Savoir's directors, officers, employees and other agents to the maximum extent permitted by law.

     As permitted by Sections 102 and 145 of the Delaware GCL, Savoir's Certificate of Incorporation eliminates a director's personal liability for monetary damages to Savoir and its stockholders arising from a breach or alleged breach of such director's fiduciary duty, except for liability under Section 174 of the Delaware GCL or liability for any breach of the director's duty of loyalty to Savoir or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

     In addition, Savoir has entered into separate indemnification agreements with its directors and officers that will require Savoir, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The directors and officers of Savoir have a policy of insurance under which they are insured, within limits and subject to limitations, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of their being or having been directors or officers.

ITEM 16.  EXHIBITS

     Exhibit
     Number       Description of Document
     ------       -----------------------

     3.1(a) Restated Certificate of Incorporation of Savoir Technology Group, Inc., a Delaware corporation, filed as Exhibit 3(ii) to Savoir's Current Report on Form 8-K dated July 23, 1997, filed on August 14, 1997, and incorporated herein by this reference.

     3.1(b) Certificate of Amendment of the Certificate of Designation, Preferences and Rights of Savoir's Series A Preferred Stock.

     3.1(c) Certificate of Designation, Preferences and Rights of the Savoir's Series B Preferred Stock, filed as Exhibit 3.1 to Savoir's Current Report on Form 8-K dated October 10, 1997, and incorporated herein by this reference.

     3.1(d) Certificate of Ownership and Merger dated as of November 21, 1997, filed as Exhibit 2.1 to the Savoir's Current Report on Form 8-K dated November 21, 1997, and incorporated herein by this reference.

     3.2(a) Amended and Restated Bylaws of Savoir Technology Group, Inc., a Delaware corporation, filed as Exhibit 3.2 to Savoir's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by this reference.

     5.1          Opinion of Pillsbury Madison & Sutro LLP.

     23.1         Consent of Pillsbury Madison & Sutro LLP (included in Exhibit
                  5.1).

     23.2         Consent of PricewaterhouseCoopers LLP.

     24           Powers of Attorney (contained on page II-4).


ITEM 17.  UNDERTAKINGS

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

      provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California on April 20, 1999.

                                    SAVOIR TECHNOLOGY GROUP, INC.



                                    By           /s/ P. SCOTT MUNRO
                                      ------------------------------------------
                                                   P. Scott Munro
                                          Chairman of the Board, President,
                                        Chief Executive Officer and Secretary


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints P. Scott Munro and James W. Dorst, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            Signature                             Title                               Date
            ---------                             -----                               ----

       /s/ P. SCOTT MUNRO           Chairman of the Board, President,            April 20, 1999
--------------------------------         Chief Executive Officer
         P. Scott Munro                      and Secretary
                                      (Principal Executive Officer)


       /s/ JAMES W. DORST                Chief Financial Officer                 April 20, 1999
--------------------------------      (Principal Financial Officer)
         James W. Dorst


       /s/ DENNIS J. POLK                Vice President Finance                  April 20, 1999
--------------------------------     (Principal Accounting Officer)
         Dennis J. Polk


       /s/ ANGELO GUADAGNO                      Director                         April 20, 1999
--------------------------------
         Angelo Guadagno


                                      II-4



     /s/ JAMES J. HEFFERNAN                     Director                         April 20, 1999
--------------------------------
       James J. Heffernan


        /s/ GUY M. LAMMLE                       Director                         April 20, 1999
--------------------------------
          Guy M. Lammle


 /s/ CARLTON JOSEPH MERTENS, II                 Director                         April 20, 1999
--------------------------------
   Carlton Joseph Mertens, II


     /s/ K. WILLIAM SICKLER                     Director                         April 20, 1999
--------------------------------
       K. William Sickler


       /s/ J. LARRY SMART                       Director                         April 20, 1999
--------------------------------
         J. Larry Smart


                                  EXHIBIT INDEX


     Exhibit
     Number       Description of Document
     ------       -----------------------

     3.1(a) Restated Certificate of Incorporation of Savoir Technology Group, Inc., a Delaware corporation, filed as Exhibit 3(ii) to Savoir's Current Report on Form 8-K dated July 23, 1997, filed on August 14, 1997, and incorporated herein by this reference.

     3.1(b) Certificate of Amendment of the Certificate of Designation, Preferences and Rights of Savoir's Series A Preferred Stock.

     3.1(c) Certificate of Designation, Preferences and Rights of Savoir's Series B Preferred Stock, filed as Exhibit 3.1 to Savoir's Current Report on Form 8-K dated October 10, 1997, and incorporated herein by this reference.

     3.1(d) Certificate of Ownership and Merger dated as of November 21, 1997, filed as Exhibit 2.1 to Savoir's Current Report on Form 8-K dated November 21, 1997, and incorporated herein by this reference.

     3.2(a) Amended and Restated Bylaws of Savoir Technology Group, Inc., a Delaware corporation, filed as Exhibit 3.2 to Savoir's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by this reference.

     5.1          Opinion of Pillsbury Madison & Sutro LLP.

     23.1         Consent of Pillsbury Madison & Sutro LLP (included in Exhibit
                  5.1).

     23.2         Consent of PricewaterhouseCoopers LLP.

     24           Powers of Attorney (contained on page II-4).